Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces 4-Month Period and 13-Month Period Results
Significant turnaround, 104% Revenues Growth and
Adjusted EBITDA2 improved by $8.7 million over last year

Financial and Operational Highlights for the 4-month period ended March 31, 2017 compared to the 3-month period ended February 29, 20161
•	Revenues reached $11.8 million, up 18% versus $10.0 million last year
•	Net income of $0.3 million compared to $1.0 million last year
•	Adjusted EBITDA[2] of $0.9 million compared to $0.7 million last year
•	Signed Joint Venture Distribution Agreement with Shanghai Chonghe Marine Industry aimed at the Chinese market opportunities
•	Settlement agreement reached with Enzymotec resulting in $2.2 million receipt and ending litigation
•	Medical cannabis oil extraction initiative announced in May 2017, and licence application submitted.
Financial and Operational Highlights for the 13-month period ended March 31, 2017 compared to the 12-month period ended February 29, 20161
•	Revenues reached $46.9 million, up 104% versus last year
•	Net income of $9.6 million versus a net loss of ($6.8) million, an increase of $16.4 million
•	Adjusted EBITDA[2] of $4.1 million (excluding benefits of settlements) compared to a Non-IFRS operating loss[2] of ($4.6) million last year, an increase of $8.7 million
•	Received $13.8 million from settlement agreements with Aker Biomarine and Enzymotec
•	Strong cash balance for the Nutraceutical segment of $8.8 million at year-end and debt repayment of $4.8 million
Laval, Québec, CANADA – June 7, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT), today announced its financial and operating results for the 4-month period and 13-month periods ended March 31, 2017. All amounts are in Canadian dollars.

 Nutraceutical Segment

“At Neptune we have been working hard to build an innovative Wellness business. The results of these efforts are clearly reflected in the significant performance improvement delivered over prior year.” commented Jim Hamilton, President and Chief Executive Officer of Neptune. “More specifically, our revenues doubled, and Adjusted EBITDA2 of $4.1 million reflects an improvement of $8.7 million over prior year. Furthermore, we generated $12.9 million of operating cash flows, which was partially used to reduce our indebtedness.”

Mr. Hamilton added, “Our mission is to leverage our scientific and innovation expertise to provide our customers globally with the best-available nutritional products and wellness solutions. As we look forward to Fiscal 2018 and beyond, and despite certain challenges in the global krill market, we are excited about our many business opportunities to grow, diversify our Company, and drive shareholder value. Last year, we expanded an agreement allowing us to manufacture, distribute and sell MaxSimil® worldwide. At this stage, we are extremely pleased by the success of this new product within the U.S. Health Care Practitioner channel.”

_____________________
1 Neptune Nutraceutical Segment. Q4 has 4 months and 2017 fiscal year has 13 months

2 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.
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“In early April 2017, we signed a commercial distribution joint venture agreement with Shanghai Chonghe Marine Industry providing a platform to enhance our commercial presence in China greatly, and potentially leverage that presence to pursue the growing worldwide aquaculture market. More recently, we announced our initiative in the field of medical cannabis oil production. We have submitted an application to Health Canada for a producer licence and are pleased that we successfully passed the first phase of this regulatory process. This is an exciting field estimated to be in the billions by 2021. Moreover, it fits exceptionally well with our strategic focus of providing wellness products while levering our oil extraction and application technology capabilities. Accordingly, we have assigned Mr. Benoit Huart of our Senior leadership team to lead this initiative on a full time basis.”, concluded Mr. Hamilton.

Nutraceutical Business Results

As previously announced, Neptune transitioned to a new fiscal year-end. As a result of this transition, the Corporation year-end took place on March 31, 2017. Consequently, the Corporation is reporting results for the 13th month transition period ended March 31, 2017 with a last quarterly period (Q4) covering a four-month period from December 1st, 2016 to March 31, 2017.

Fourth Quarter Financial Results
•	Nutraceutical revenues were $11.8 million for the 4-month period ended March 31, 2017, versus $10.0 million for the 3-month period ended February 29, 2016.
•	Net income was $0.3 million for the current quarter, versus $1.0 million in the prior year.
•	Adjusted EBITDA[1] was $0.9 million for the current quarter, compared to $0.7 million in the prior year.

The net income reduction is mainly due to the income tax recovery of $1.9 million recorded last year partially offset by an improvement in Adjusted EBITDA. The Nutraceutical segment fourth quarter Adjusted EBITDA improvement was mainly driven by higher revenues and the Biodroga acquisition contribution.

Fiscal Year Financial Results
•	Nutraceutical revenues were $46.9 million for the 13-month period ended March 31, 2017, versus $23.0 million for the 12-month period ended February 29, 2016.
•
Net income was $9.6 million for the 13-month period ended March 31, 2017, largely reflecting revenues from the royalty settlements, versus a net loss of ($6.8) million for the 12-month period ended February 29, 2016.

•
Adjusted EBITDA[1] was $4.1 million for the 13-month period ended March 31, 2017, excluding benefits of settlements, compared to a Non-IFRS operating loss[1] of ($4.6) million for the 12-month period ended February 29, 2016.

1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.
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The net income recorded reflects improvement of the Adjusted EBITDA and royalty revenues from the settlement agreements with Aker Biomarine and Enzymotec. The Nutraceutical segment Adjusted EBITDA improvement was mainly driven by higher revenues and a stronger gross margin, in percentage and in dollars, related to cost reduction initiatives, including plant efficiencies and the Biodroga acquisition contribution. The prior year net loss and Adjusted EBITDA also included unallocated production overhead costs.

Consolidated Results (including Acasti Pharma)

Fourth Quarter Financial Results
•	Consolidated revenues totalled $11.8 million for the four-month period ended March 31, 2017, up from $10.0 million for the three-month period ended February 29, 2016.
•	Net loss was ($2.3) million for the current quarter, versus a net loss of ($0.4) million in the prior year.
•	Non-IFRS operating loss[1] was ($1.2) million for the current quarter, versus ($0.5) million in the prior year.

On a consolidated basis, the current quarter includes a Non-IFRS operating loss1 of $2.2 million and a net loss of $3.4 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development. In the three-month period ended February 29, 2016, Acasti recorded a Non-IFRS operating loss1 of $1.2 million and a net loss of $1.9 million.

Fiscal Year Financial Results
•	Consolidated revenues totalled $46.8 million for the thirteen-month period ended March 31, 2017, up from $22.6 million for the twelve-month period ended February 29, 2016.
•	Net income was $0.9 million for the thirteen-month period ended March 31, 2017, versus a net loss of ($10.8) million for the twelve-month period ended February 29, 2016.
•	Non-IFRS operating loss[1] was ($3.7) million for the thirteen-month period ended March 31, 2017, versus ($11.2) million for the twelve-month period ended February 29, 2016.

On a consolidated basis, the thirteen-month period ended March 31, 2017 includes a Non-IFRS operating loss1 of $7.8 million and a net loss of $11.2 million for Acasti. In the twelve-month period ended February 29, 2016, Acasti recorded a Non-IFRS operating loss1 of $6.6 million and a net loss of $6.3 million.

Consolidated cash and cash equivalents, including $2.8 million of restricted short term investments, were $18.6 million as at March 31, 2017, with $8.8 million for the Nutraceutical segment and $9.8 million for Acasti. Acasti raised additional funds during the thirteen-month period ended March 31, 2017 and is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.
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Caution Regarding Non-IFRS Financial Measures
The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion, royalty settlements, legal fees related to royalty settlements, tax credits recoverable from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA (or non-IFRS operating loss) calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is non-recurring.

Conference Call Details

Neptune will be holding a conference call on June 7, 2017, at 5:00 PM (ET) to present its results for the fourth quarter and fiscal year-end results for the thirteen-month period ended March 31, 2017.

Date:	Wednesday, June 7, 2017

Time:	5:00 PM Eastern Standard Time

Call:	1‐877-223-4471 (within Canada & the U.S.)
1-647-788-4922 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until July 7, 2017. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 23766321. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

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About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3 is also sold as a turnkey solution to distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 34% owned subsidiary Acasti Pharma Inc. (“Acasti”).  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	James Carbonara
VP & CFO	Hayden IR
1.450.687.2262	1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com
neptunecorp.com

Pierre Boucher
MaisonBrison
1.514.731.0000
pierre@maisonbrison.com

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Reconciliation of Net income (loss) to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Four-month period ended March 31, 2017
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,829	–	–	11,829
Gross margin	3,238	–	–	3,238
R&D expenses	(664)	(2,136)	774	(2,026)
R&D tax credits and grants	2,059	152	–	2,211
SG&A	(3,306)	(1,305)	–	(4,611)
Other income – royalty settlements	2,185	–	–	2,185
Income (loss) from operating activities	3,512	(3,289)	774	997
Net finance cost	(822)	(207)	5	(1,024)
Income taxes	(2,400)	129	–	(2,271)
Net income (loss)	290	(3,367)	779	(2,298)

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	290	(3,367)	779	(2,298)
Add (deduct):
Depreciation and amortization	1,207	894	(774)	1,327
Finance costs	873	67	–	940
Finance income	(30)	(9)	–	(39)
Change in fair value of derivative assets and liabilities	(21)	149	(5)	123
Stock-based compensation	356	245	–	601
Income taxes	2,400	(129)	–	2,271
Tax credits recoverable from prior years	(1,967)	–	–	(1,967)
Royalty settlements	(2,185)	–	–	(2,185)
Adjusted EBITDA (non-IFRS operating loss)[1]	923	(2,150)	–	(1,227)

______________________________________________

 1 See “Caution Regarding Non-IFRS Financial Measures”.

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Reconciliation of Net income (loss) to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Three-month period ended February 29, 2016
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	10,032	20	(22)	10,030
Gross margin	3,119	(54)	(1)	3,064
R&D expenses	(272)	(2,119)	582	(1,809)
R&D tax credits and grants	164	290	–	454
SG&A	(3,461)	(326)	–	(3,787)
Loss from operating activities	(450)	(2,209)	581	(2,078)
Net finance (cost) income	(515)	290	(4)	(229)
Income taxes	1,928	–	–	1,928
Net income (loss)	963	(1,919)	577	(379)

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	963	(1,919)	577	(379)
Add (deduct):
Depreciation, amortization and impairment loss	760	950	(581)	1,129
Finance costs	474	(1)	(27)	446
Finance income	36	(175)	27	(112)
Change in fair value of derivative assets and liabilities	5	(114)	4	(105)
Stock-based compensation	247	108	–	355
Income taxes	(1,928)	–	–	(1,928)
Tax credits recoverable from prior years	(152)	–	–	(152)
Acquisition costs	253	–	–	253
Adjusted EBITDA (non-IFRS operating loss) [1]	658	(1,151)	–	(493)

1 See “Caution Regarding Non-IFRS Financial Measures”.

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Reconciliation of Net income (loss) to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Thirteen-month period ended March 31, 2017
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	46,922	8	(112)	46,818
Gross margin	12,793	8	1	12,802
R&D expenses	(1,774)	(7,991)	2,516	(7,249)
R&D tax credits and grants	2,078	330	–	2,408
SG&A	(13,504)	(3,557)	–	(17,061)
Other income – royalty settlements	15,302	–	–	15,302
Income (loss) from operating activities	14,895	(11,210)	2,517	6,202
Net finance cost	(2,804)	(167)	2	(2,969)
Income taxes	(2,483)	129	–	(2,354)
Net income (loss)	9,608	(11,248)	2,519	879
Total assets	98,164	25,454	(12,398)	111,220
Cash, cash equivalents and restricted short-term investments	8,775	9,772	–	18,547
Working capital[2]	17,549	8,050	1	25,600

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	9,608	(11,248)	2,519	879
Add (deduct):
Depreciation and amortization	3,596	2,737	(2,516)	3,817
Finance costs	2,623	238	(89)	2,772
Finance income	(31)	(124)	89	(66)
Change in fair value of derivative assets and liabilities	212	53	(2)	263
Stock-based compensation	1,340	675	–	2,015
Income taxes	2,483	(129)	–	2,354
Tax credits recoverable from prior years	(1,967)	–	–	(1,967)
Royalty settlements	(15,302)	–	–	(15,302)
Legal fees related to royalty settlements	1,501	–	–	1,501
Acquisitions costs	39	–	–	39
Adjusted EBITDA (non-IFRS operating loss)[1]	4,102	(7,798)	1	(3,695)

1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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Reconciliation of Net loss to Adjusted EBITDA1 or non-IFRS operating loss1
(Expressed in thousands of dollars)

Year ended February 29, 2016
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	22,959	37	(364)	22,632
Gross margin	4,698	(44)	(87)	4,567
R&D expenses	(1,815)	(7,739)	2,410	(7,144)
R&D tax credits and grants	215	349	–	564
SG&A	(11,829)	(2,178)	–	(14,007)
Insurance recoveries	1,224	–	–	1,224
Loss from operating activities	(7,507)	(9,612)	2,323	(14,796)
Net finance (cost) income	(1,186)	3,295	(71)	2,038
Income taxes	1,928	–	–	1,928
Net loss	(6,765)	(6,317)	2,252	(10,830)
Total assets	92,475	28,517	(14,946)	106,046
Cash, cash equivalents, short-term investments, and restricted short-term investments	3,530	12,470	–	16,000
Working capital[2]	14,503	10,185	–	24,688

Non-IFRS operating loss[1] calculation
Net loss	(6,765)	(6,317)	2,252	(10,830)
Add (deduct):
Depreciation, amortization and impairment loss	2,652	2,734	(2,323)	3,063
Finance costs	1,471	2	(27)	1,446
Finance income	(357)	(1,096)	27	(1,426)
Change in fair value of derivative assets and liabilities	72	(2,201)	71	(2,058)
Stock-based compensation	1,331	309	–	1,640
Insurance recoveries	(1,224)	–	–	(1,224)
Income taxes	(1,928)	–	–	(1,928)
Tax credits recoverable from prior years	(152)	–	–	(152)
Acquisition costs	253	–	–	253
Non-IFRS operating loss[1]	(4,647)	(6,569)	–	(11,216)

1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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